UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 21, 2025

Old Glory Holding Company

(Exact name of registrant as specified in its charter)

Delaware	87-3523038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd St. Suite 600

Oklahoma City, OK 73116

(Mailing Address of principal executive offices)

888-446-5345

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class B Common Stock, par value $0.0001	N/A	N/A

Item 9. Other Events

Old Glory Bank has cleared regulatory hurdles for Mr. Sean Spicer, who served as the 30th White House Press Secretary and the White House Communications Director under President Trump’s first term, to join the Board of Directors of Old Glory Bank, the wholly owned subsidiary of Old Glory Holding Company. Mr. Spicer’s tenure will commence on April 21, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Glory Holding Company

By:	/s/ Michael P. Ring
Name:	Michael P. Ring
Title:	Chief Executive Officer
Date:	April 21, 2025